[On The First Marblehead Corporation Letterhead]
May 31, 2012

By EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Amit Pan
       Michael Volley

Re:	The First Marblehead Corporation
Form 10-K for the Fiscal Year ended June 30, 2011
Filed September 8, 2011
Form 10-Q for the Quarter ended December 31, 2011
Filed February 9, 2012
File No. 001-31825

Ladies and Gentlemen:

On behalf of The First Marblehead Corporation (the “Company” or “FMD”), I am responding to the comments contained in the letter (the “Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) dated May 2, 2012 to Kenneth Klipper, Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the fiscal year ended June 30, 2011 and Form 10-Q for the quarterly period ended December 31, 2011.  The responses contained herein are keyed to the numbering of the comments in the Letter and the headings used in the Letter.

June 30, 2011 Form 10-K

Notes to Consolidated Financial Statements

Note (3) Corrections of Immaterial Errors in Prior Fiscal Years, page 110

Comment:

1.	Please provide us with the materiality analysis supporting your conclusion that the errors were not material to prior period financial statements taken as a whole.

Response:

In determining whether the errors were considered material to the Company’s financial statements for its 2009 and 2010 fiscal years, including

Securities and Exchange Commission
May 31, 2012

interim periods within those fiscal years, the Company applied guidance provided by Accounting Standards Codification (“ASC”) 250, Accounting Changes and Error Corrections, ASC 270, Interim Reporting, and SEC Topic 1.M (formerly SEC Staff Accounting Bulletin No. 99).  When assessing whether the corrections were material, the Company considered, among other things, both the qualitative and quantitative factors of the corrections, including whether it is probable that the judgment of a reasonable person relying on the financial report would have been changed or influenced by the inclusion or correction of the item.

The corrections were related to non-cash deferred tax asset valuation allowances and were deemed to be immaterial to the consolidated financial statements of the Company when taken as a whole.  The Company should have established a valuation allowance of $27.2 million in fiscal 2009 and should have recorded an additional valuation allowance of $25.4 million in fiscal 2010.  On July 1, 2010, the Company adopted Accounting Standards Update (“ASU”) 2009-17, Consolidation (Topic 810)-Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (“ASU 2009-17”), requiring the consolidation by the Company of 14 securitization trusts that were previously off-balance sheet and the deconsolidation of a variable interest entity.  The deconsolidation of the variable interest entity resulted in the elimination of the deferred tax asset and related valuation allowances of $36.6 million, related to the entity.

In evaluating the materiality of the errors, it is important to consider the overall financial and operational environment and trends of the Company during this time period.  The Company has historically generated a large percentage of its revenues, both cash and non-cash, through its ability to securitize private education loans and retain certain variable interests in the securitization transactions, including approximately 75% of the residual interests in such securitization transactions.  As a result, the Company had built up a significant asset on its balance sheet related to the fair value of these variable interests.  In September 2007, the Company completed its last securitization of private education loans as the full impact of the credit crisis was beginning to unfold.  Private education loans purchased by certain of the securitization trusts were initially subject to a default repayment guaranty by The Education Resources Institute, Inc. (“TERI”).  In April 2008, TERI filed for a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.  The TERI bankruptcy had a profound impact on the Company’s business as many of its clients decided to terminate existing contracts they had with TERI and the Company as a result.  The loss of clients, coupled with significant changes in the fair value assumptions, especially around the TERI guaranty, default rates and discount rates, created an environment where the Company was incurring significant losses while putting in place a new business model.  These efforts continue to this day.  As a result of this transition, liquidity metrics, including the Company’s ability to cover its expenses as well as operating

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May 31, 2012

cash needs, have become increasingly important in assessing the progress the Company is making to restoring itself to profitability.

The Company has summarized certain quantitative factors in the table below that illustrate how these adjustments fit into the overall financial results and financial condition of the Company.

Amounts in (000)’s except per share amounts.

	Fiscal Year Ended		Quarter Ended
	June 30, 2008	June 30, 2009	September 2009	December 2009	March 2010	June 2010	Fiscal Year 2010
Before Adjustments
Revenues	$(28,409)	$(290,006)	$13,486	$10,144	$(16,816)	$9,457	$16,271
Expenses	358,547	260,833	150,202	31,249	28,012	22,652	232,115
Operating Loss	(386,956)	(550,839)	(136,716)	(21,105)	(44,828)	(13,195)	(215,844)
Income Tax (Benefit)	(151,880)	(187,819)	(42,650)	(9,386)	(15,439)	(2,845)	(70,320)
Net Loss	$(235,076)	$(363,020)	$(94,066)	$(11,719)	$(29,389)	$(10,350)	$(145,524)
Loss per share	$(2.46)	$(3.66)	$(0.95)	$(0.12)	$(0.30)	$(0.10)	$(1.46)

	Fiscal Year Ended		Quarter Ended
	June 30, 2008	June 30, 2009	September 2009	December 2009	March 2010	June 2010	Fiscaly Year 2010
After Adjustments
Revenues	$(28,409)	$(290,006)	$13,486	$10,144	$(16,816)	$9,457	$16,271
Expenses	358,547	260,833	150,202	31,249	28,012	22,652	232,115
Operating Loss	(386,956)	(550,839)	(136,716)	(21,105)	(44,828)	(13,195)	(215,844)
Income Tax (Benefit)	(151,880)	(160,634)	(5,391)	(17,631)	(4,345)	(17,575)	(44,492)
Net Loss	$(235,076)	$(390,205)	$(131,325)	$(3,474)	$(40,483)	$4,380	$(170,902)
Loss per share	$(2.46)	$(3.94)	$(1.32)	$(0.04)	$(0.41)	$0.04	$(1.72)

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May 31, 2012

	Fiscal Year Ended		Quarter Ended
	June 30, 2008	June 30, 2009	September 2009	December 2009	March 2010	June 2010	Fiscal Year 2010
Change
Revenues	$—	$—	$—	$—	$—	$—	$—
Expenses	—	—	—	—	—	—	—
Operating Loss	—	—	—	—	—	—	—
Income Tax (Benefit)	—	27,185	37,259	(8,245)	(11,094)	(14,730)	(25,378)
Net Loss	$—	$(27,185)	$(37,259)	$8,245	$(11,094)	$14,730	$(25,378)
Loss per share	$—	$(0.28)	$(0.37)	$0.08	$(0.11)	$0.14	$(0.26)

The Company’s consolidated balance sheet information, after correction of immaterial errors described above (dollars in thousands):

	June 30,
	2008	2009	2010
Total Assets	$1,200,898	$796,270	$581,560
Stockholders’ Equity	637,612	378,280	217,252

Over the three year period, the Company incurred operating losses and net losses of approximately $1.15 billion and $743 million, respectively, as it worked to put in place its new business model.  The impact of the fiscal 2009 adjustment was approximately $27.2 million and represented a 7.0% change in the net loss and loss per share.  The fiscal 2010 adjustment of $25.4 million increased the net loss and net loss per share by approximately 14.8%.  These errors are non-cash and occurred in the income tax provision, a non-operating line item.  The Company believes that these amounts are immaterial to the financial statements taken as a whole, considering the nature and size of the errors when compared to the financial trends the Company was experiencing during the time periods of the corrections.

Per SEC Topic 1.M, the demonstrated volatility of the stock price in response to certain types of disclosures, among other qualitative factors, may provide guidance as to whether investors regard quantitatively small misstatements as material.  Historically, earnings have not shown to be a significant driver of the Company’s stock price, as evidenced by the table below which discloses the Company’s closing stock price as of five days before its earnings release date, the earnings release date, and five days subsequent to the Company’s earnings release date, for each quarter of fiscal 2010:

Securities and Exchange Commission
May 31, 2012

	Quarter Ended
	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010
Earnings Release Date	October 26, 2009	January 29, 2010	April 23, 2010	August 16, 2010
Earnings per share	$(0.95)	$(0.12)	$(0.30)	$(0.10)
Consensus EPS	(0.22)	(0.08)	(0.08)	(0.10)
Price per share:
Five Days Prior Price	$2.01	$2.21	$3.01	$2.69
Release Date Price	1.87	2.14	3.63	2.37
Five Days Post Price	1.91	2.12	3.51	2.10

As evidenced in the table above, in particular the closing price of the Company’s common stock as of five days subsequent to the Company’s earnings release date, the changes to the price of the Company’s common stock do not appear to be driven by the earnings announced for the applicable quarters.

Under SEC Topic 1.M, materiality must also be qualitatively assessed including in the aggregate and totality of the financial consequence to the Company.  In particular, the items in question should be of sufficient character and magnitude that “it is probable that the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion or correction of the item.”  In addition, magnitude, by itself, “without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.”  A major qualitative consideration in determining whether a fact is material is whether there is a substantial likelihood that the fact would have been viewed by a reasonable investor as having significantly altered the total mix of company information made available.  In the context of a misstatement of a financial statement item, while the total mix includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.  The Company does not believe that these errors meet that definition.

In accordance with SEC Topic 1.M, the following qualitative factors were considered in assessing the immateriality of the errors:

•
Masks a change in earnings or other trends – As set forth in the financial table above, the Company had a consistent trend of significant operating losses for the periods under discussion, and the adjustments at issue do not mask or obfuscate this trend;

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May 31, 2012

•
Changes a loss into income or vice versa – In most of the periods affected, the adjustment merely increases the net loss; however, in the fourth quarter of fiscal 2010, the adjustment converts a small net loss ($10.4 million) into a small net income ($4.4 million).  This is not deemed to be a significant change due to the relatively small amounts involved and the fact that these changes do not impact the trend in operating results;

•
Concerns an operating segment that has been identified as playing a significant role in the registrant’s operations or profitability – The Company did not report financial results on an operating segment basis for the periods nor would the valuation allowance have been deemed to be a significant component of the Company’s profitability;

•
Creates volatility in the stock price of the registrant’s securities in response to the types of disclosures – As set forth in the stock price table above, there has been little, if any, movement in the Company’s stock price around earnings releases.  Furthermore, valuation allowance/tax expense changes do not drive stock price fluctuations as much as core drivers of the Company’s business such as loan volumes, new client signings or cash usage;

•
Affects the registrant’s compliance with loan covenants or other contractual requirements – There are no loan covenants or any contractual requirements for which the Company would have been in breach as a result of the adjustments, even if they had been recorded in the appropriate periods;

•
Has the effect of increasing management’s compensation – Management compensation is based principally on base salary and non-performance based equity grants and, as such, the adjustments did not alter management compensation;

•
Involves concealment of an unlawful transaction – The failure to record these adjustments in the appropriate period did not involve any unlawful transaction or activity, and making the corrections does not conceal any such failure;

•
Hides a failure to meet analysts’ consensus expectations for the enterprise – These adjustments do not contribute in any way to a failure to meet any analysts’ consensus expectations for the Company.  Furthermore, actual earnings deviations from earnings consensus figures had little impact on the Company’s stock price; or

•	Was intentional for any other reason, which might indicate fraud or a material weakness – These adjustments were not

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May 31, 2012

intentional, nor were they the result of any fraud or, we believe, any material weakness.  However, as disclosed on pages 32-33 in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 filed with the Commission on May 16, 2011, we believe that these issues did involve a significant deficiency in the Company’s internal controls.

We believe that the errors in the accounting for the deferred tax valuation allowances and the resulting impact on tax expense and other financial statement amounts is not qualitatively material.  Rather, we believe that investors in our common stock are focused on three critical measurements:

•	Our ability to generate revenues through the development of new products and the attraction of new clients;

•	Our sources and uses of cash and resulting cash balances; and

•	Improvements in our pre-tax operating income (loss).

To the extent that investors are focused on the Company’s balance sheet, we believe that they are focused principally on the Company’s cash position and the extent of the Company’s efficiency in managing cash, and believe that the relative book value of the Company would factor little into an investor’s analysis.  Our understanding is based on discussions with securities analysts that follow the Company, and the fact that the Company’s stock trades at a discount to its cash value, which was true both before the errors were discovered and has remained true since our disclosure of the errors.  The following are excerpts from analysts’ reports:

•
“We do not believe that the restatement has a meaningful impact on the economics of the business and no effect on its cash position which is the basis of our valuation currently.” Mike Taiano, formerly Managing Director of Sandler O’Neill, May 18, 2011

The restatement referred to by Mr. Taiano pertains to the Company’s revisions to its fiscal 2011 first and second quarter results for non-controlling interest accounting and is not related to the deferred tax valuation allowances discussed above.

•
“Our $2.50 price target reflects a slight discount to our estimate of ending tangible book value of $2.74, reflecting our expectation of further book value deterioration in 2011.  Upside potential would result if the company were able to execute on its strategy of restarting its origination operations.” Matt Snowling, formerly of FBR Capital Markets, February 9, 2011

Securities and Exchange Commission
May 31, 2012

After considering all relevant quantitative and qualitative factors, we concluded that the errors are immaterial to the prior year financial statements and it is not necessary to restate those financial statements.  However, in order to be fully transparent on the matter, we deemed it prudent to disclose the corrections and made immaterial adjustments to the prior year balances in accordance with SEC Topic 1.N (formerly SEC Staff Accounting Bulletin No. 108).

December 31, 2011 Form 10-Q

Goodwill & Intangible Assets, page 21

Comment:

2.
We note your disclosure regarding your goodwill impairment methodology on page 71 of your 2011 Form 10-K and the fact that you did not record any goodwill impairment through December 31, 2011.  We also note significant losses in the Education Financing segment in fiscal year 2011 and through December 31, 2011.  Please tell us in detail and revise future filings to:

a.	Clarify if you test for goodwill impairment at the operating segment level or one level below the operating segment;

b.	Disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test;

c.	Provide a more detailed description of the methods and key assumptions used to assess for goodwill impairment and how the key assumptions were determined;

d.	Provide a more detailed discussion of the degree of uncertainty associated with the key assumptions; and

e.	Provide a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

    a.   Our goodwill impairment testing is conducted at the Tuition Management Systems LLC (“TMS”) reporting unit level, a component of our Education Financing segment.  The TMS reporting unit has generated net income for the two successive quarters ended March 31, 2012.  The Company has no other goodwill included in its financial statements.  We refer you to our disclosures pertaining to goodwill impairment included in our Quarterly Report on Form 10-Q for the quarterly period ended March

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May 31, 2012

31, 2012 filed with the Commission on May 10, 2012 (the “2012 Third Quarter Form 10-Q”), which is included at the end of this section.

    b.    Our annual goodwill impairment testing date is May 31.  As of that date in 2011, the fair value exceeded the carrying value by 9%.

    c.    We have provided a detailed description of the key assumptions used to assess goodwill impairment in our disclosures pertaining to goodwill impairment included in our 2012 Third Quarter Form 10-Q which is included at the end of this section.  The Company also considers any market information, when such information is available.  The sale by TMS of certain K-12 school contracts to an independent third party on June 30, 2011 re-affirmed our conclusions regarding our determination of the fair value of TMS as of May 31, 2011, which was only five months from our acquisition date.

    d.    The Company utilizes a cash flow model to determine the discounted cash flows projected from the acquisition of TMS.  The model projects cash flows over a 20 year time period, which, in and of itself, creates uncertainties.  Another uncertainty relates to the level of interest income to be generated, especially in the later years, as the forward LIBOR curve depicts yields in the 3.25% range in 2030 compared to current yields of approximately 25 bps.  In addition, TMS has been making investments in technology and new products, such as refund management, necessary for it to improve its overall competitive positioning and profitability and it is unclear at this point how successful these investments will be.

    e.    We have provided a description of the changes in circumstances that could reasonably be expected to negatively affect the key assumptions in our disclosures pertaining to goodwill impairment included in our 2012 Third Quarter Form 10-Q, which is included at the end of this section.

The following disclosures were taken from page 22 of our 2012 Third Quarter Form 10-Q:

Goodwill & Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net tangible and other intangible assets acquired.  Other intangible assets represent purchased assets that can be distinguished from goodwill because of contractual rights or because the asset can be exchanged on its own or in combination with a related contract, asset or liability.  In connection with our acquisition of TMS, we recorded other intangible assets related to the TMS customer list and trade name, each of which we amortize on a straight-line basis over 15 years, and technology, which we amortize on a straight-line basis over six years.  We record amortization expense in general and administrative expenses

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May 31, 2012

in our statement of operations.  We evaluated our goodwill for impairment on May 31, 2011, which is our impairment testing date, and concluded that the fair market value of the TMS reporting unit was approximately 9% in excess of our recorded book value and, therefore, was not impaired as of that date.  In determining whether impairment exists, we assess impairment at the level of the TMS reporting unit as opposed to our Education Financing segment.  There have been no indicators of impairment since that date.

Various assumptions go into our assessment of whether there is any goodwill impairment to be recorded.  The more meaningful assumptions that contribute to the cash flow model used to determine the fair value of the TMS reporting unit include the net retention rate of new and existing clients, the penetration rate achieved in the overall customer portfolio, the level of interest income to be earned by TMS on funds received but not yet disbursed to client schools, including the forward LIBOR curve, the level of cash balances and the applicable hold periods, all of which impact net interest income, expense levels at TMS and the discount rate used to determine the present value of the cash flow streams.  The baselines for all of these key variables were the actual results for each of these items for the year ended December 31, 2010 adjusted for changes to the business expected to be put in place under our ownership.  TMS’ business would be adversely affected if any of the following were to occur: higher attrition rates than planned as a result of the competitive environment or our inability to provide products and services that are competitive in the marketplace, higher expense levels incurred to provide services to TMS clients, a lower interest rate environment, shorter hold periods or lower cash balances than contemplated, which would reduce our overall net interest income opportunity for cash that is held by us on behalf of our school clients, increases in equity returns required by investors and changes in our business model that may impact one or more of these variables.

During the nine months ended March 31, 2012, we recorded amortization expenses on our intangible assets of $1.5 million, which effectively reduced our balance of intangible assets from $23.0 million at June 30, 2011 to $21.5 million at March 31, 2012.

Note (6) Education Loans Held to Maturity and the Related Allowance for Loan Losses

(c) Credit Quality of Education Loans – Forbearance, page 47

Comment:

3.	You disclose that in light of the length of the term of the typical education loan, you do not view the temporary reprieve granted to

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May 31, 2012

borrowers under basic forbearance, hardship forbearance or alternative payment plans to be significant.  Please address the following:

a.	Please confirm that you believe the forbearance programs result in a delay in payment that is insignificant and revise future filings accordingly.

b.	Please provide us an analysis with the relevant facts and circumstances that supports your conclusion that the delay in payment is insignificant.

Response:

In responding to the Staff’s specific questions regarding the credit quality of education loans, the Company believes it would be helpful to provide some context to its financial statements, especially around the securitization trusts for which this particular accounting disclosure relates.  On July 1, 2010, the Company consolidated 14 securitization trusts in order to comply with ASU 2009-17.  As such, approximately $8 billion of assets and $9 billion of liabilities were consolidated onto the Company’s financial statements.  These securitization trusts were formed for the sole purpose of purchasing private education loans and issuing debt to investors to pay the initial lenders for the loans.  During the quarter ended December 31, 2011, 11 of the 14 securitization trusts were deconsolidated, removing a significant portion of the assets and liabilities previously consolidated.  The remaining three trusts were deconsolidated during the quarter ended March 31, 2012.  As of March 31, 2012, the Company had only $32.3 million in gross education loans outstanding on its balance sheet including $52 thousand in basic forbearance or alternative payment plans.

In our analysis of determining whether the forbearance programs constituted a troubled debt restructuring, we analyzed various factors in determining whether the securitization trusts have granted a concession, including whether the programs resulted in a delay in payment that was more than insignificant.

Basic forbearance and alternative payment plans are the most common forms of forbearance programs offered by the securitization trusts.  The potential use of the forbearance programs is contemplated at the origination of the loan and is explicitly included in the credit agreement with the borrower.  As such, these programs are offered to students at their request without underwriting.  Under our basic forbearance program, the maximum allowable forbearance period is one year and is granted in three month increments.  Further, there are no shortfalls of principal or interest over the term of the loan as the result of the use of this program.  Interest continues to accrue at the original contractual rate during the basic

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May 31, 2012

forbearance period in accordance with the terms of the original loan agreement and there are no changes to the maturity date of the loan.  At the completion of the forbearance period, interest is capitalized and a revised principal and interest payment is calculated using the original maturity date of the loan as the final payment date.

The alternative payment plans allow the borrower to make a reduced payment for a limited period of time.  The amount of payment varies based upon the program.  Although the borrower makes a reduced payment during the initial phase of the program, the loan continues to accrue interest at its contractual rate and at the completion of the reduced payment period, the loan is reamortized so that all payments are received by the original maturity date.  As such, this does not result in a shortfall of principal or interest over the term of the loan.  Generally, approval for the alternative payment plans is granted for a maximum of six to 24 months.

Consistent with industry practice, our education loans generally have a monthly frequency of repayment over the contractual term of 20 years (240 monthly payments).  For approximately 90% of our loans, this repayment period does not begin until after graduation.  Further, education loans in general have an expected duration that approximates the contractual term due to the low level of prepayments and the effect of deferment periods while in school.

In our analysis of determining whether the delay in payment was insignificant, we compared the delay in payment (three to 12 months for basic forbearance) or reduction in payments (six to 24 months in our alternative payment plans) to (1) the frequency of payments during the repayment period, (2) the debt’s original contractual maturity of 20 years from graduation and (3) the debt’s original expected duration.  For basic forbearance, the result was a range of 1.25% to 5% of the total payments, while for the alternative payment plans, the result was a range of 5% to 10%.  As such, we concluded that the deferral periods represented an insignificant delay in payments that was not a concession on behalf of the lender.

Item 1. Legal Proceedings - Massachusetts Appellate Tax Board Matters, page 62

Comment:

4.
You disclose that on November 9, 2011, the ATB issued an order which resulted in your recognizing an income tax benefit of $12.5 million.  You also disclose that you expect the ATB to issue an opinion related to the same matter within six months.  Please tell us in detail and revise future filings to explain the difference between an order and an opinion, why the opinion is relevant, and describe

Securities and Exchange Commission
May 31, 2012

any potential impact to your financial results or liquidity from the opinion other than any potential appeals.

Response:

In the Commonwealth of Massachusetts, the appeals process for taxpayers starts with the Massachusetts Appellate Tax Board (the “ATB”).  The ATB communicates its decision through the issuance of an order outlining its decision (please see footnote 10 from our 2012 Third Quarter Form 10-Q included in our response to Comment 5 below for those details).  Typically, six to nine months after the issuance of the order, the ATB issues an opinion which sets out the ATB’s findings of fact and the reasons for its ruling in the order.  At that point both sides can better evaluate their respective positions, merits of their case, and weigh the costs and benefits of continuing the appeals process.

We refer you to our response to Comment 5 below for a more detailed description of the impact of the ATB order to our overall liquidity.

Comment:

5.
You disclose that if you are unsuccessful in an appeal of the Order, you could be required to make additional tax payments for GATE’s taxable years ended June 30, 2008 and 2009, which could materially adversely affect your liquidity position.  Considering this matter and all other legal matters, please tell us and revise your disclosure in future filings to disclose:

a.	the amount or range of reasonably possible losses in addition to amounts accrued, or

b.	that reasonably possible losses cannot be estimated, or

c.	that any reasonably possible losses in addition to amounts accrued is not material to the financial statements.

Refer to ASC 450-20-50 for guidance.

Response:

We are involved from time to time in routine legal proceedings occurring in the ordinary course of business.  In the opinion of management, there are no matters outstanding that would have a material adverse impact on our operations or financial condition in accordance with ASC 450, Contingencies.  The ATB matter and the Internal Revenue Service (“IRS”) matter discussed below are accounted for in accordance with ASC 740, Tax Provisions.

Securities and Exchange Commission
May 31, 2012

As disclosed on pages 54-55 of our 2012 Third Quarter Form 10-Q, if we are unsuccessful in an appeal of the ATB Order, the Company could be required to make additional tax payments, including interest, for the taxable years ended June 30, 2008 and 2009, which could materially adversely affect our liquidity position.  We have accrued $23.1 million as of March 31, 2012 for this matter as we have determined that it is more-likely-than not that our tax position may not be upheld by the ATB or through the appeals process.  The Company has included in its balance sheet this state income tax liability, along with interest through the balance sheet date, but has not included penalties as these have been abated by the state for fiscal years 2004 through 2006.

With regard to the IRS audit that we are currently undergoing for fiscal years 2007 through 2010, the Company has not accrued an income tax liability as an obligation to record one has not met the more-likely-than not threshold required for recording such liability.  During fiscal 2010 and fiscal 2011, the Company received federal and state income tax refunds of approximately $189 million and $45 million, respectively.

Included below is the financial statement footnote disclosure regarding income tax matters from pages 54-55 of our 2012 Third Quarter Form 10-Q.

(10) Commitments and Contingencies

(a) Income Tax Matters

Internal Revenue Service Audit

As a result of the sale of the trust certificate of NC Residuals Owners Trust (the Trust Certificate), effective March 31, 2009, as well as our operating losses incurred in fiscal 2009, we recorded an income tax receivable for federal income taxes paid on taxable income in prior taxable years.  In fiscal 2010, we received a total of $189.3 million in federal and state income tax refunds related to our income tax receivables.  In April 2010, the Internal Revenue Service (IRS) commenced an audit of our tax returns for fiscal 2007, fiscal 2008 and fiscal 2009.  Such audits are consistent with the practice of the Joint Committee of Taxation, which requires the IRS to audit a taxpayer who receives a tax refund in excess of $2.0 million.  In connection with this audit, the IRS is reviewing, among other things, the tax treatment of the sale of the Trust Certificate, including the related income tax refund previously received by us.  The IRS has also expanded its audit to include our tax return for fiscal 2010 in light of the $45.1 million tax refund that we received in October 2010.  We cannot predict the timing or outcome of the IRS

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audit.  As of March 31, 2012, the IRS had not issued any notice of proposed adjustment in connection with its audit.

Massachusetts Appellate Tax Board Matters

We are involved in several matters before the Massachusetts Appellate Tax Board (ATB) relating to the Massachusetts tax treatment of GATE Holdings, Inc. (GATE), a former subsidiary of FMD.  We took the position in these proceedings that GATE was properly taxable as a financial institution and was entitled to apportion its income under applicable provisions of Massachusetts tax law.  The Massachusetts Commissioner of Revenue (Commissioner) took alternative positions: that GATE was properly taxable as a business corporation, or that GATE was taxable as a financial institution, but was not entitled to apportionment or was subject to 100% Massachusetts apportionment.  In September 2007, we filed a petition with the ATB seeking a refund of state taxes paid for our taxable year ended June 30, 2004, all of which taxes had previously been paid as if GATE were a business corporation.  In December 2009, the Commissioner made additional assessments of taxes, along with accrued interest, of approximately $11.9 million for GATE’s taxable years ended June 30, 2004, 2005 and 2006, and approximately $8.1 million for our taxable years ended June 30, 2005 and 2006.  In March 2010, we filed petitions with the ATB contesting the additional assessments against GATE and us.  The assessments against GATE were in the alternative to the assessments against us.  In April 2011, the ATB held an evidentiary hearing on the foregoing, and the parties filed their final briefs in September 2011.  On November 9, 2011, the ATB issued an order (Order) regarding these proceedings.  The Order reflected the following rulings and findings:

●	GATE was properly taxable as a financial institution, rather than a business corporation, for each of the tax years at issue;

●	GATE was entitled to apportion its income under applicable provisions of Massachusetts tax law for each of the tax years at issue;

●	GATE properly calculated one of the two applicable apportionment factors used to calculate GATE’s financial institution excise tax;

●
GATE incorrectly calculated the other apportionment factor, which we refer to as the Property Factor, by assigning all trust-owned education loans outside of Massachusetts rather than assigning all of them to Massachusetts; and

Securities and Exchange Commission
May 31, 2012

●	All penalties assessed to FMD and GATE were abated.

We expect an opinion to be issued by the ATB relating to the Order within approximately six months from the ATB notice.  The opinion will set out the ATB’s findings of fact and the reasons for its ruling in the Order.  After the ATB has issued its opinion, we will consider an appeal of the Order’s finding with regard to the Property Factor.  The Commissioner may also consider an appeal of the Order’s other findings.

In connection with the Order, as well as the expiration of the statute of limitations applicable to GATE’s taxable year ended June 30, 2007, we recognized an income tax benefit of $12.5 million during the second quarter of fiscal 2012.  In the third quarter of fiscal 2012, we made a $5.1 million payment that satisfied our obligation to the Massachusetts Department of Revenue for GATE’s taxable years ended June 30, 2004, 2005 and 2006.  Any appeal of the Order by us would occur only after the issuance of the ATB’s opinion.  If we are unsuccessful in an appeal of the Order, we could be required to make additional tax payments, including interest, for GATE’s taxable years ended June 30, 2008 and 2009, which could materially adversely affect our liquidity position.  Such accruals totaled $23.1 million at March 31, 2012, which were included in income taxes payable in the accompanying consolidated balance sheet.  We have not accrued penalties associated with the matter as the Massachusetts Department of Revenue has waived penalties associated with the tax years 2004 through 2006 for GATE.  We cannot predict the timing of any such payments at this time.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 617-638-2163.

Very truly yours,

/s/ Kenneth Klipper

Kenneth Klipper

Securities and Exchange Commission
May 31, 2012

Chief Financial Officer
The First Marblehead Corporation

cc:           Suzanne Murray, Esq.